November 24, 2009

VIA EDGAR Correspondence

Mr. Christian Sandoe

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProFunds (File Nos. 333-28339; 811-08239)

Dear Mr. Sandoe:

This letter is in response to comments that you relayed to me by phone at various times from November 17, 2009 through November 20, 2009 concerning Post-Effective Amendment No. 66 under the Securities Act of 1933 and Amendment No. 68 under the Investment Company Act to the Registration Statement of ProFunds (the “Registrant”) on Form N-1A.

For convenience of reference, I have included your specific comment or suggestion before each response.

1.	Comment: In each fund summary section, replace the existing text under the heading “Tax Information” with the following: “The Fund’s distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.”

Response: The requested change has been made.

2.	Comment: In each fund summary section, add the highest one-year volatility rate during the five-year annualized period.

Response: The requested change has been made.

3.	Comment: In the statutory prospectus, indicate which Funds are subject to Rule 35d-1 and which Funds are not.

Response: The requested change has been made.

4.	Comment: In each fund summary section that contains historical performance, delete the footnotes to the performance table.

Response: The requested change has been made.

Mr. Christian Sandoe

November 24, 2009

5.	Comment: Provide the text (other than logo, fund name, class name, ticker, date and title of document) that is planned for the cover of each summary prospectus.

Response: The following text will be included on the cover of each summary prospectus for each fund other than the items excluded in the comment:

“This summary prospectus is designed to provide investors with key fund information in a clear and concise format. Before you invest, you may want to review the Fund’s full prospectus, which contains more information about the Fund and its risks. The Fund’s full prospectus and statement of additional information, both dated December 1, 2009, and most recent annual report to shareholders, dated July 31, 2009, are all incorporated by reference into this Summary Prospectus. All this information may be obtained at no cost either: online at profunds.com/profundsinfo; by calling 888-PRO-3637 (888-776-3637) (financial professionals should call 888-PRO-5717 (888-776-5717)); or by sending an e-mail request to info@profunds.com.”

6.	Comment: In each fund summary section, remove the parenthetical and enclosed text after the phrase “Wire Fee $10”.

Response: The requested change has been made.

7.	Comment: In each fund summary section, remove reference to the fund/class ticker symbols.

Response: The requested change has been made.

8.	Comment: In each fund summary section, within the Fee Table, change the line “Investment Advisory” to “Investment Management.”

Response: The Registrant respectfully declines to make the requested change. The Registrant, for itself and on behalf of each Fund, has both an “investment advisory” contract with ProFund Advisors LLC (the “Advisor”) and also a “management services” contract with the Advisor. The 0.75% fee rate indicated in the line item entitled “Investment Advisory” is for investment advisory services and not for management services (which are included in Other Expenses). Accordingly, making the requested change could leave shareholders with the misleading impression that the Registrant is paying a 0.75% fee rate for management services rather than advisory services.

9.

Comment: In each fund summary section, within the Fee Table: i) for the funds that have waivers, change the lines “Total Gross Annual Operating Expenses” and “Total Net Annual Operating Expenses” to “Annual Operating Expenses Before Fee Waivers and Expense Reimbursements” and “Annual Operating Expenses After Fee Waivers and Expense Reimbursements,” respectively; and ii) for the funds that do not

Mr. Christian Sandoe

November 24, 2009

have waivers, change the line “Total Net Annual Operating Expenses” or “Total Gross Annual Operating Expenses,” as the case may be, to “Total Annual Operating Expenses.”

Response: The requested change has been made.

10.	Comment: In each fund summary section, under the heading “Shareholder Fees” in the expense “Example,” remove the phrase: “, which exclude brokerage commissions,”.

Response: The requested change has been made.

11.	Comment: In each fund summary section, under the heading “Shareholder Fees” in the expense “Example,” remove the sentence: “Investors may pay brokerage commissions on their purchases and sales of Fund Shares, which are not reflected in the example or the table above”.

Response: The requested change has been made.

12.	Comment: In each fund summary section, under in the footnote to the Fee Table, after the sentence “After such date, the expense limitation may be terminated or revised” indicate who may terminate or revise the limitation.

Response: The requested change has been made. The sentence will be revised to say, “After such date, the expense limitation may be terminated or revised by the Board upon recommendation from the Adviser.”

13.	Comment: In each fund summary section for any Class A prospectus, remove the footnote that states: “The Fund’s Service Class Shares are not offered hereby, but all of the Fund’s classes are invested in the same portfolio of securities and therefore their returns will differ only to the extent that their fees and expenses differ.” Add the same text in an appropriate place in the text under the heading “Investment Results.”

Response: The requested change has been made. The sentence will be revised to say, “After such date, the expense limitation may be terminated or revised by the Board upon recommendation from the Adviser.”

14.	Comment: In the fund summary section for U.S. Government Plus ProFund, eliminate the footnotes to the performance tables.

Response: The requested change has been made.

15.	Comment: In the statutory prospectus, add appropriate country or region risk for each international fund.

Response: The requested change has been made.

Mr. Christian Sandoe

November 24, 2009

If you have any questions, please do not hesitate to contact me at 240-497-6495.

Very truly yours,

/s/ Barry Pershkow

Barry Pershkow

Vice President and Legal Counsel

ProShare Advisors LLC

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